FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

GEORGES JACOBS SUCCEEDS GUI DE VAUCLEROY AS CHAIRMAN DELHAIZE GROUP

BRUSSELS, Belgium, January 3, 2005 - Delhaize Group (Euronext Brussels: DELB) (NYSE: DEG), the Belgian international food retailer, announced today that, as of January 1, 2005 Georges Jacobs became Chairman of its Board of Directors. Mr. Jacobs succeeds, as planned, Gui de Vaucleroy, who reached the retirement age to serve as Chairman of the Board of Delhaize Group.

Baron Georges Jacobs has been a Board member of Delhaize Group since May 2003. Since the beginning of 2005, Mr. Jacobs is Chairman of the Board of Directors of the Belgian pharmaceutical UCB Group, of which he was President and Chief Executive Officer from 1987 until the end of 2004. Mr. Jacobs also serves on the Board of Directors of Belgacom, Bekaert and SN Brussels Airlines.

Baron Gui de Vaucleroy was Chairman of the Board of Directors of Delhaize Group since January 1, 1999. Member of the Board since 1980, Mr. de Vaucleroy served Delhaize Group for almost 45 years and was its President and Chief Executive Officer from 1990 to 1998.

Delhaize Group

Delhaize Group is a Belgian food retailer present in nine countries on three continents. At the end of September 2004, Delhaize Group’s sales network consisted of 2,530 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Contacts:

Guy Elewaut: + 32 2 412 29 48

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Geoffroy d’Oultremont: + 32 2 412 83 21

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

This press release is available in English, French and Dutch. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 4, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

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